UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

IGM Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

449585108

(CUSIP Number)

Topsøe Holding A/S

Haldor Topsøes Allé 1

DK-2800

Kgs. Lyngby

Denmark

+45 4527 2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAMES OF REPORTING PERSONS Topsøe Holding A/S
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 10,400,564 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 10,400,564 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,400,564 shares (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Includes 10,400,564 shares of common stock, $0.01 par value per share, of the Issuer (the “Common Stock”) directly held by Topsøe Holding A/S (formerly known as Haldor Topsøe Holding A/S) (“Topsøe Holding”). Jakob Haldor Topsøe, Christina Teng Topsøe, Anne Haugwitz-Hardenberg-Reventlow, Emil Øigaard, Thomas Schleicher and Birgitte Nielsen, members of the board of directors of Topsøe Holding, may be deemed to share voting and investment power with respect to the shares reported herein and disclaim beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein, if any.

In addition, Topsøe Holding directly holds 5,044,295 shares of non-voting common stock, $0.01 par value per share, of the Issuer (the “Non-Voting Common Stock”). The Non-Voting Common Stock is convertible at any time on a 1-to-1 basis without consideration into Common Stock of the Issuer, subject to the limitation discussed in Item 5 and has no expiration date. The Non-Voting Common Stock is not currently convertible due to the effect of the Beneficial Ownership Limitation (as defined below) and consequently is excluded from these calculations.

(2)

Percentage calculated based on 32,687,573 shares of Common Stock outstanding as of the closing of the 2023 Offering (as defined below) as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on June 23, 2023.

(1)	NAMES OF REPORTING PERSONS Jakob Haldor Topsøe
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 142,739 (1)
	(8)	SHARED VOTING POWER 10,400,564 (1)
	(9)	SOLE DISPOSITIVE POWER 142,739 (1)
	(10)	SHARED DISPOSITIVE POWER 10,400,564 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,543,303 shares (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.2% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes (a) 10,400,564 shares of the Issuer’s Common Stock directly held by Topsøe Holding, (b) 82,136 shares of the Issuer’s Common Stock held directly by Jakob Haldor Topsøe and (c) 60,603 shares of the Issuer’s Common Stock issuable pursuant to stock options exercisable within 60 days of July 19, 2023 held by Jakob Haldor Topsøe. Jakob Haldor Topsøe, Christina Teng Topsøe, Anne Haugwitz-Hardenberg-Reventlow, Emil Øigaard, Thomas Schleicher and Birgitte Nielsen, members of the board of directors of Topsøe Holding, may be deemed to share voting and investment power with respect to the shares reported herein and disclaim beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein, if any.

In addition, Topsøe Holding directly holds 5,044,295 shares of non-voting common stock, $0.01 par value per share, of the Issuer (the “Non-Voting Common Stock”). The Non-Voting Common Stock is convertible at any time on a 1-to-1 basis without consideration into Common Stock of the Issuer, subject to the limitation discussed in Item 5 and has no expiration date. The Non-Voting Common Stock is not currently convertible due to the effect of the Beneficial Ownership Limitation (as defined below) and consequently is excluded from these calculations.

(2)

Percentage calculated based on 32,687,573 shares of Common Stock outstanding as of the closing of the 2023 Offering (as defined below) as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on June 23, 2023.

(1)	NAMES OF REPORTING PERSONS Christina Teng Topsøe
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 109,846 (1)
	(8)	SHARED VOTING POWER 10,400,564 (1)
	(9)	SOLE DISPOSITIVE POWER 109,846 (1)
	(10)	SHARED DISPOSITIVE POWER 10,400,564 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,510,410 shares (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes (a) 10,400,564 shares of the Issuer’s Common Stock directly held by Topsøe Holding, (b) 39,443 shares of the Issuer’s Common Stock held directly by Christina Teng Topsøe, (c) 9,800 shares held by Pillarcater LLC, which is wholly owned by CT Foundation, a South Dakota trust (Ms. Topsøe being the sole manager of Pillarcater LLC and the sole beneficiary of CT Foundation) and (d) 60,603 shares of the Issuer’s Common Stock issuable pursuant to stock options exercisable within 60 days of July 19, 2023 held by Christina Teng Topsøe. Jakob Haldor Topsøe, Christina Teng Topsøe, Anne Haugwitz-Hardenberg-Reventlow, Emil Øigaard, Thomas Schleicher and Birgitte Nielsen, members of the board of directors of Topsøe Holding, may be deemed to share voting and investment power with respect to the shares reported herein and disclaim beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein, if any.

In addition, Topsøe Holding directly holds 5,044,295 shares of non-voting common stock, $0.01 par value per share, of the Issuer (the “Non-Voting Common Stock”). The Non-Voting Common Stock is convertible at any time on a 1-to-1 basis without consideration into Common Stock of the Issuer, subject to the limitation discussed in Item 5 and has no expiration date. The Non-Voting Common Stock is not currently convertible due to the effect of the Beneficial Ownership Limitation (as defined below) and consequently is excluded from these calculations.

(2)

Percentage calculated based on 32,687,573 shares of Common Stock outstanding as of the closing of the 2023 Offering (as defined below) as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on June 23, 2023.

(1)	NAMES OF REPORTING PERSONS Anne Haugwitz-Hardenberg-Reventlow
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,000 (1)
	(8)	SHARED VOTING POWER 10,401,008 (1)
	(9)	SOLE DISPOSITIVE POWER 1,000 (1)
	(10)	SHARED DISPOSITIVE POWER 10,401,008 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,402,008 shares (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes (a) 10,400,564 shares of the Issuer’s Common Stock directly held by Topsøe Holding, (b) 1,000 shares of Common Stock held directly by Anne Haugwitz-Hardenberg-Reventlow and (c) 444 shares of Common Stock held directly by Anne Haugwitz-Hardenberg-Reventlow’s spouse. Jakob Haldor Topsøe, Christina Teng Topsøe, Anne Haugwitz-Hardenberg-Reventlow, Emil Øigaard, Thomas Schleicher and Birgitte Nielsen, members of the board of directors of Topsøe Holding, may be deemed to share voting and investment power with respect to the shares reported herein and disclaim beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein, if any.

In addition, Topsøe Holding directly holds 5,044,295 shares of non-voting common stock, $0.01 par value per share, of the Issuer (the “Non-Voting Common Stock”). The Non-Voting Common Stock is convertible at any time on a 1-to-1 basis without consideration into Common Stock of the Issuer, subject to the limitation discussed in Item 5 and has no expiration date. The Non-Voting Common Stock is not currently convertible due to the effect of the Beneficial Ownership Limitation (as defined below) and consequently is excluded from these calculations.

(2)

Percentage calculated based on 32,687,573 shares of Common Stock outstanding as of the closing of the 2023 Offering (as defined below) as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on June 23, 2023.

(1)	NAMES OF REPORTING PERSONS Emil Øigaard
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 34,375 (1)
	(8)	SHARED VOTING POWER 10,403,564 (1)
	(9)	SOLE DISPOSITIVE POWER 34,375 (1)
	(10)	SHARED DISPOSITIVE POWER 10,403,564 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,437,939 shares (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes (a) 10,400,564 shares of the Issuer’s Common Stock directly held by Topsøe Holding, (b) 34,375 shares of Common Stock held directly by Emil Øigaard and (c) 3,000 shares of Common Stock held directly by Emil Øigaard’s spouse. Jakob Haldor Topsøe, Christina Teng Topsøe, Anne Haugwitz-Hardenberg-Reventlow, Emil Øigaard, Thomas Schleicher and Birgitte Nielsen, members of the board of directors of Topsøe Holding, may be deemed to share voting and investment power with respect to the shares reported herein and disclaim beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein, if any.

In addition, Topsøe Holding directly holds 5,044,295 shares of non-voting common stock, $0.01 par value per share, of the Issuer (the “Non-Voting Common Stock”). The Non-Voting Common Stock is convertible at any time on a 1-to-1 basis without consideration into Common Stock of the Issuer, subject to the limitation discussed in Item 5 and has no expiration date. The Non-Voting Common Stock is not currently convertible due to the effect of the Beneficial Ownership Limitation (as defined below) and consequently is excluded from these calculations.

(2)

Percentage calculated based on 32,687,573 shares of Common Stock outstanding as of the closing of the 2023 Offering (as defined below) as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on June 23, 2023.

(1)	NAMES OF REPORTING PERSONS Thomas Schleicher
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 (1)
	(8)	SHARED VOTING POWER 10,400,564 (1)
	(9)	SOLE DISPOSITIVE POWER 0 (1)
	(10)	SHARED DISPOSITIVE POWER 10,400,564 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,400,564 shares (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes 10,400,564 shares of the Issuer’s Common Stock directly held by Topsøe Holding. Jakob Haldor Topsøe, Christina Teng Topsøe, Anne Haugwitz-Hardenberg-Reventlow, Emil Øigaard, Thomas Schleicher and Birgitte Nielsen, members of the board of directors of Topsøe Holding, may be deemed to share voting and investment power with respect to the shares reported herein and disclaim beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein, if any.

In addition, Topsøe Holding directly holds 5,044,295 shares of non-voting common stock, $0.01 par value per share, of the Issuer (the “Non-Voting Common Stock”). The Non-Voting Common Stock is convertible at any time on a 1-to-1 basis without consideration into Common Stock of the Issuer, subject to the limitation discussed in Item 5 and has no expiration date. The Non-Voting Common Stock is not currently convertible due to the effect of the Beneficial Ownership Limitation (as defined below) and consequently is excluded from these calculations.

(2)

Percentage calculated based on 32,687,573 shares of Common Stock outstanding as of the closing of the 2023 Offering (as defined below) as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on June 23, 2023.

(1)	NAMES OF REPORTING PERSONS Birgitte Nielsen
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 (1)
	(8)	SHARED VOTING POWER 10,400,564 (1)
	(9)	SOLE DISPOSITIVE POWER 0 (1)
	(10)	SHARED DISPOSITIVE POWER 10,400,564 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,400,564 shares (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes 10,400,564 shares of the Issuer’s Common Stock directly held by Topsøe Holding. Jakob Haldor Topsøe, Christina Teng Topsøe, Anne Haugwitz-Hardenberg-Reventlow, Emil Øigaard, Thomas Schleicher and Birgitte Nielsen, members of the board of directors of Topsøe Holding, may be deemed to share voting and investment power with respect to the shares reported herein and disclaim beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein, if any.

In addition, Topsøe Holding directly holds 5,044,295 shares of non-voting common stock, $0.01 par value per share, of the Issuer (the “Non-Voting Common Stock”). The Non-Voting Common Stock is convertible at any time on a 1-to-1 basis without consideration into Common Stock of the Issuer, subject to the limitation discussed in Item 5 and has no expiration date. The Non-Voting Common Stock is not currently convertible due to the effect of the Beneficial Ownership Limitation (as defined below) and consequently is excluded from these calculations.

(2)

Percentage calculated based on 32,687,573 shares of Common Stock outstanding as of the closing of the 2023 Offering (as defined below) as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on June 23, 2023.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D amends and supplements the information provided in the previously filed Statement on Schedule 13D filed with the Securities and Exchange Commission on September 20, 2019, as amended to date (the “Schedule 13D”), jointly on behalf of Topsøe Holding A/S (formerly Haldor Topsøe Holding A/S) (“Topsøe Holding”), Jakob Haldor Topsøe, Christina Teng Topsøe, Anne Haugwitz-Hardenberg-Reventlow, Emil Øigaard, Thomas Schleicher and Birgitte Nielsen (each a “Reporting Person” and collectively, the “Reporting Persons”).

Except as supplemented herein, such statements, as heretofore amended and supplemented, remain unchanged in all material respects and in full force and effect. Capitalized terms used but not defined herein have the meaning ascribed to such term in the Schedule 13D, as amended.

Responses to each item of this Amendment No. 2 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 2. Identity and Background.

Item 2 of Schedule 13D is hereby amended and supplemented as follows:

(a), (b), (c) and (f)

This Statement is being filed jointly on behalf of Topsøe Holding, a Danish stock-based corporation whose principal business, through its subsidiary operating companies, is catalysis and chemical processing, Jakob Haldor Topsøe, Christina Teng Topsøe, Anne Haugwitz-Hardenberg-Reventlow, Emil Øigaard, Thomas Schleicher and Birgitte Nielsen. The business address and principal office of each Reporting Person is Haldor Topsøes Allé, 1 DK-2800, Kgs. Lyngby, Denmark.

Attached as Annex 1 is a chart setting forth, with respect to each executive officer and director of the Topsøe Holding, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and supplemented as follows:

The funds used by Topsøe Holding to acquire beneficial ownership of the Issuer’s Common Stock were furnished from its working capital funds and contributions. Such working capital and contributions were primarily funded through borrowings under a line of credit with Nykredit in the normal course of business.

The funds used by each of Jakob Haldor Topsøe, Christina Teng Topsøe, Anne Haugwitz-Hardenberg-Reventlow, Emil Øigaard, Thomas Schleicher and Birgitte Nielsen to acquire beneficial ownership of the Issuer’s Common Stock were furnished from personal funds.

The Issuer’s board of directors has granted the following restricted stock units to Jakob Haldor Topsøe and Christina Teng Topsøe, each case reflecting a payment of a quarterly retainer in the Issuer’s Common Stock in connection with such Reporting Person’s service as a member of the Issuer’s board of directors and pursuant to the Issuer’s Outside Director Compensation Policy.

Grant Date	Recipient	Number of Shares Subject to Restricted Stock Units
12/31/2020	Christina Teng Topsøe	357
12/31/2020	Jakob Haldor Topsøe	178
03/31/2021	Christina Teng Topsøe	195
03/31/2021	Jakob Haldor Topsøe	130
06/30/2021	Christina Teng Topsøe	195
06/30/2021	Jakob Haldor Topsøe	130
09/30/2021	Christina Teng Topsøe	195
09/30/2021	Jakob Haldor Topsøe	130
12/31/2021	Christina Teng Topsøe	195
12/31/2021	Jakob Haldor Topsøe	130
03/31/2022	Christina Teng Topsøe	346
03/31/2022	Jakob Haldor Topsøe	230
06/30/2022	Christina Teng Topsøe	346
06/30/2022	Jakob Haldor Topsøe	230
09/30/2022	Christina Teng Topsøe	346
09/30/2022	Jakob Haldor Topsøe	230
12/31/2022	Christina Teng Topsøe	346
12/31/2022	Jakob Haldor Topsøe	230
03/31/2023	Christina Teng Topsøe	738
03/31/2023	Jakob Haldor Topsøe	492
06/30/2023	Christina Teng Topsøe	738
06/30/2023	Jakob Haldor Topsøe	492

Jakob Haldor Topsøe and Christina Teng Topsøe each hold an option to purchase 12,100 shares of the Issuer’s Common Stock, an option to purchase 10,000 shares of the Issuer’s Common Stock, an option to purchase 6,423 shares of the Issuer’s Common Stock, an option to purchase 29,497 shares of the Issuer’s Common Stock and an option to purchase 15,500 shares of the Issuer’s Common Stock, with each such option granted by the Issuer’s board of directors pursuant to the Issuer’s Amended and Restated 2018 Omnibus Incentive Plan.

On May 12, 2022, May 13, 2022, May 20, 2022, June 29, 2023 and June 30, 2023, Jakob Haldor Topsøe made open-market purchases of 8,254, 7,850, 1,481, 3,500, and 3,500 shares, respectively, of the Issuer’s Common Stock.

On May 12, 2022, May 13, 2022, and June 30, 2023, Pillarcater LLC, which is wholly owned by CT Foundation, a South Dakota trust (Ms. Topsøe being the sole manager of Pillarcater LLC and the sole beneficiary of CT Foundation), made open-market purchases of 2,290 shares, 4,510 shares, and 3,000 shares, respectively, of the Issuer’s Common Stock.

On March 29, 2022, the Issuer entered into an underwriting agreement (the “2022 Underwriting Agreement”) with J.P. Morgan Securities LLC, BofA Securities, Inc., Stifel, Nicolaus & Company, Incorporated and Guggenheim Securities, LLC, as representatives of the several underwriters named therein , related to the public offering (the “2022 Offering”) of 8,695,653 shares of Non-Voting Common Stock of the Issuer at a price to the public of $23.00 per share. The Non-Voting Common Stock is convertible at any time on a 1-to-1 basis without consideration into Common Stock of the Issuer, subject to the limitation discussed in Item 5 and has no expiration date. In addition, the Issuer granted the underwriters in the 2022 Offering an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at $21.85 per share, up to an additional 1,304,347 shares of Common Stock to cover overallotments, if any, which the Underwriters fully exercised on March 30, 2022. The 2022 Offering closed on April 1, 2022. Pursuant to the 2022 Offering, Topsøe Holding purchased 1,086,957 shares of Non-Voting Common Stock at the offering price of $21.85 per share with its working capital.

On June 22, 2023, the Issuer entered into an underwriting agreement (the “2023 Underwriting Agreement”) with BofA Securities, Inc., Jefferies LLC, Stifel, Nicolaus & Company, Incorporated and Guggenheim Securities, LLC, as representatives of the several underwriters named therein, related to the public offering (the “2023 Offering”) of 1,597,827 shares of the Issuer’s Common Stock and 9,000,000 shares of the Issuer’s Non-Voting Common Stock at a price to the public of $8.00 per share. The Non-Voting Common Stock is convertible at any time on a 1-to-1 basis without consideration into voting common stock of the Issuer, subject to the limitation discussed in Item 5 and has no expiration date. In addition, the Issuer granted the underwriters in the 2023 Offering an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at $8.00 per share, up to an additional 1,589,673 shares of Common Stock to cover overallotments, if any, which the underwriters fully exercised on June 23, 2023. The 2023 Offering closed on June 26, 2023. Pursuant to the 2023 Offering, Topsøe Holding purchased 1,687,500 shares of Non-Voting Common Stock at the offering price of $8.00 per share with its working capital.

This Item 3 does not include the source and amount of funds with respect to (i) 1,000 shares of Common Stock held directly by Anne Haugwitz-Hardenberg-Reventlow and over which Anne Haugwitz-Hardenberg-Reventlow has sole voting and dispositive power, (ii) 444 shares of Common Stock held directly by Anne Haugwitz-Hardenberg-Reventlow’s spouse and over which Anne Haugwitz-Hardenberg-Reventlow has shared voting and dispositive power, or (iii) 3,000 shares of Common Stock held directly by Emil Øigaard’s spouse and over which Emil Øigaard has shared voting and dispositive power.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons have acquired shares of Common Stock for investment purposes, as described in Item 3 of this Statement.

Subject to the factors discussed below, the Reporting Persons may purchase additional shares of Common Stock, or rights to purchase shares of Common Stock, through open market or privately negotiated transactions (including through the conversion of shares of the Non-Voting Common Stock that may be deemed to be beneficially owned by the Reporting Persons), or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests, or otherwise, depending upon existing market conditions, the price and availability of such shares or rights and other considerations discussed in this paragraph. The Reporting Persons intend to review on a continuing basis various factors relating to its investment in the Issuer, including but not limited to the Issuer’s business and prospects, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Persons, the Reporting Persons’s general investment and trading policies, market conditions or other factors. The Reporting Persons have not yet determined which of the courses of actions specified in this paragraph it may ultimately take.

Except as set forth herein, the Reporting Persons (in their capacity as stockholders of the Issuer) have no present plans or proposals which relate to or would result in any of the following: (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated in the foregoing clauses (i) through (ix); provided that the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals that would relate to or result in the transactions described in clauses above.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

Item 5 of Schedule 13D is hereby amended and supplemented as follows:

(a) and (b)

The following disclosure assumes that there are 32,687,573 shares of Common Stock outstanding as of the closing of the 2023 Offering as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on June 23, 2023, and gives effect to transactions by the Reporting Persons in the Issuer’s securities through July 19, 2023.

The Non-Voting Common Stock are only convertible into Common Stock to the extent that after giving effect to such exercise the holders thereof and their affiliates would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no more than 4.99% of the outstanding shares of Common Stock (the “Beneficial Ownership Limitation”). By written notice to the Issuer, Topsøe Holding may from time to time increase or decrease the Beneficial Ownership Limitation applicable to it to any other percentage. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon conversion of the Non-Voting Common Stock by the above holders may change depending upon changes in the outstanding shares of Common Stock. The Non-Voting Common Stock is not currently convertible due to the effect of the Beneficial Ownership Limitation and consequently is not included in the following disclosure.

Topsøe Holding A/S:

(1) Sole Voting Power: 10,400,564

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 10,400,564

(4) Shared Dispositive Power: 0

(5) Percent of Class: 31.8%

Jakob Haldor Topsøe:

(1) Sole Voting Power: 142,739

(2) Shared Voting Power: 10,400,564

(3) Sole Dispositive Power: 142,739

(4) Shared Dispositive Power: 10,400,564

(5) Percent of Class: 32.2%

Christina Teng Topsøe:

(1) Sole Voting Power: 109,846

(2) Shared Voting Power: 10,400,564

(3) Sole Dispositive Power: 109,846

(4) Shared Dispositive Power: 10,400,564

(5) Percent of Class: 32.1%

Anne Haugwitz-Hardenberg-Reventlow:

(1) Sole Voting Power: 1,000

(2) Shared Voting Power: 10,401,008

(3) Sole Dispositive Power: 1,000

(4) Shared Dispositive Power: 10,401,008

(5) Percent of Class: 31.8%

Emil Øigaard:

(1) Sole Voting Power: 34,375

(2) Shared Voting Power: 10,403,564

(3) Sole Dispositive Power: 34,375

(4) Shared Dispositive Power: 10,403,564

(5) Percent of Class: 31.9%

Thomas Schleicher:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 10,400,564

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 10,400,564

(5) Percent of Class: 31.8%

Birgitte Nielsen:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 10,400,564

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 10,400,564

(5) Percent of Class: 31.8%

Except as set forth in this Item 5, none of the Reporting Persons, nor any other person controlling the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named on Annex 1, beneficially owns any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Statement is incorporated by reference into this Item 6.

Item 6 of Schedule 13D is hereby amended and supplemented as follows:

Director Lock-up Agreements

In connection with the 2022 Offering and 2023 Offering, Christina Teng Topsøe and Jakob Haldor Topsøe each entered into agreements with the underwriters for such offerings agreeing not to (1) sell or offer to sell (including, without limitation, effecting any short sale or establishing or increasing a put equivalent position or liquidating or decreasing any call equivalent position, pledging, hypothecating or granting any security interest in, or in any other way transferring or disposing of) any Common Stock or Non-Voting Common Stock (collectively, “Shares”) or any options or warrants or other rights to acquire Shares or any securities exchangeable or exercisable for or convertible into Shares, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into Shares (“Related Securities”) currently or hereafter owned either of record or beneficially by such individuals or their respective family members, (2) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of Shares or Related Securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any Shares or Related Securities, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or (4) publicly announce any intention to do any of the foregoing, subject in each case to various exclusions set forth in the respective lock-up agreements. Christina Teng Topsøe and Jakob Haldor Topsøe executed such lock-up agreements exclusively in their individual capacities, and not on behalf of any other person or entity.

The foregoing description of the lock-up agreements does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, which are filed herewith as Exhibit 99.2 and Exhibit 99.3 and incorporated herein by reference.

Registration Rights Waivers

In March 2022 and November 2022, the Issuer and certain of the Issuer’s stockholders, including Topsøe Holding, entered into certain registration rights waivers, pursuant to which Topsøe Holding agreed to waive its registration rights, and related rights to notice, related to the filing of certain registration statements on Form S-3 and certain takedown offerings.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

Exhibit 99.1	Joint Filing Agreement, dated as of July 19, 2023, between Topsøe Holding A/S, Jakob Haldor Topsøe, Christina Teng Topsøe, Anne Haugwitz-Hardenberg-Reventlow Emil Øigaard.

Exhibit 99.2	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 30, 2022).

Exhibit 99.3	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 23, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2023

TOPSØE HOLDING A/S

By:	/s/ Henrik Gaarn Bak
Name: Henrik Gaarn Bak
Title: Managing Director

JAKOB HALDOR TOPSØE

By:	/s/ Jakob Haldor Topsøe
Name: Jakob Haldor Topsøe

CHRISTINA TENG TOPSØE

By:	/s/ Christina Teng Topsøe
Name: Christina Teng Topsøe

ANNE HAUGWITZ-HARDENBERG-REVENTLOW

By:	/s/ Anne Haugwitz-Hardenberg-Reventlow
Name: Anne Haugwitz-Hardenberg-Reventlow

EMIL ØIGAARD

By:	/s/ Emil Øigaard
Name: Emil Øigaard

THOMAS SCHLEICHER

By:	/s/ Thomas Schleicher
Name: Thomas Schleicher

BIRGITTE NIELSEN

By:	/s/ Birgitte Nielsen
Name: Birgitte Nielsen

Annex 1

Set forth below is the name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Topsøe Holding. Unless otherwise indicated, each person identified below is employed by Topsøe Holding. The principal address of Topsøe Holding, and unless otherwise indicated below, the current business address for each individual listed below is Haldor Topsøe Allé, 1 DK-2800, Kgs. Lyngby, Denmark.

Name and Business Address	Position with the Reporting Corporation	Present Principal Occupation or Employment	Citizenship
Jakob Haldor Topsøe	Member of Board of Directors	Same	Denmark
Christina Teng Topsøe	Member of Board of Directors	Same	Denmark
Anne Haugwitz-Hardenberg-Reventlow	Member of Board of Directors	Same	Denmark
Emil Øigaard	Member of Board of Directors	Same	Denmark
Thomas Schleicher	Member of Board of Directors	Same	Denmark
Birgitte Nielsen	Member of Board of Directors	Same	Denmark
Henrik Gaarn Bak	Managing Director	Same	Denmark